Exhibit 99.1

KPMG LLP
Chartered Professional Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Telephone (604)
691-3000
Fax (604)
691-3031
www.kpmg.ca
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Mogo Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Mogo Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for each of the years in the two-year
period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year
period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
©
2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Mago Inc. Page 2

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Chartered Professional Accountants
We have served as the Company’s auditor since 2019.
Vancouver, Canada
March 23, 2022

Mogo Inc.
Consolidated Statement of Financial Position
(Expressed in thousands of Canadian Dollars)

	Note	December 31, 2021	December 31, 2020
Assets
Cash and cash equivalent		69,208	12,119
Digital assets	7	1,718	—
Loans receivable	4	55,832	47,227
Prepaid expenses, and other receivables and assets	5	10,302	2,994
Investment portfolio	8, 26	18,088	18,445
Investment accounted for using the equity method	25	103,821	—
Property and equipment	9	1,186	892
Right-of-use assets	12	3,430	3,879
Intangible assets	10	52,304	18,912
Derivative financial assets	25	7,866	—
Goodwill	24	70,112	—

Total assets		393,867	104,468

Liabilities
Accounts payable, accruals and other	11	20,783	7,843
Lease liabilities	1 2	3,948	4,336
Credit facilities	13	44,983	37,644
Debentures	14	39,794	40,658
Convertible debentures	15	—	8,751
Derivative financial liabilities	16	12,688	—
Deferred tax liability		1,894	—

Total liabilities		124,090	99,232

Shareholders’ Equity
Share capital	28a	392,628	106,730
Contributed surplus		24,486	13,560
Revaluation reserve	7	468	—
Foreign currency translation reserve		458	—
Deficit		(148,263)	(115,054)

Total shareholders’ equity		269,777	5,236

Total equity and liabilities		393,867	104,468

Approved on Behalf of the Board
Signed by “Greg Feller”

, Director
Signed by “Christopher Payne”

, Director
The accompanying notes are an integral part of these consolidated financial statements.

Mogo Inc.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in thousands of Canadian Dollars)

		For the years ended
	Note	December 31, 2021	December 31, 2020
Revenue
Subscription and services		34,408	19,114
Interest revenue		23,111	25,131

	18	57,519	44,245

Cost of revenue
Provision for loan losses, net of recoveries	4	7,540	8,334
Transaction costs		3,940	414

		11,480	8,748

Gross profit		46,039	35,497

Operating expenses
Technology and development		10,667	5,134
Marketing		16,474	4,807
Customer service and operations		13,214	6,179
General and administration		17,642	8,453
Stock-based compensation		10,838	1,371
Depreciation and amortization	9,10,12	12,736	8,414

Total operating expenses	19	81,571	34,358

(Loss) income from operations		(35,532)	1,139

Other expenses (income)
Credit facility interest expense	13	4,109	6,194
Debenture and other financing expense	6,14,15	3,841	6,170
Accretion related to debentures and convertible debentures	14,15	1,252	963
Share of loss in investment accounted for using the equity method	25	278	—
Revaluation (gains) losses	20	(15,671)	2,426
Other non-operating expenses (income)	21	4,100	(1,169)

		(2,091)	14,584

Net loss before tax		(33,441)	(13,445)

Income tax recovery	17	(232)	—

Net loss		(33,209)	(13,445)

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Unrealized revaluation gain on digital assets	7	468	-
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve gain		458	-

Other comprehensive income		926	-

Total comprehensive loss		(32,283)	(13,445)
Net loss per share	21
Basic loss per share		(0.53)	(0.47)
Diluted loss per share		(0.53)	(0.47)
Weighted average number of basic common shares (in 000s)		63,005	28,873
Weighted average number of fully diluted common shares (in 000s)		63,005	28,873

The accompanying notes are an integral part of these consolidated financial statements.

Mogo Inc.
Consolidated Statement of Changes in Equity (Deficit)
(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Revaluation reserve	Deficit	Total
Balance, December 31, 2020	32,731	$106,730	$13,560	$—	$—	$(115,054)	$5,236
Net loss	—	—	—	—	—	(33,209)	(33,209)
Treasury shares reserve (Note 28b)	(321)	(2,364)	—	—	—	—	(2,364)
Foreign currency translation reserve	—	—	—	458	—	—	458
Revaluation reserve (Note 7)	—	—	—	—	468	—	468
Stock-based compensation (Note 28c)	—	—	10,838	—	—	—	10,838
Options and restricted share units (“ RSUs ”) exercised	841	2,674	(1,140)	—	—	—	1,534
Shares issued – ATM arrangement, net	1,525	16,804	—	—	—	—	16,804
Shares issued – Registered direct offerings	11,458	71,475	777	—	—	—	72,252
Shares issued on acquisition of Carta (Note 24)	10,000	54,800	—	—	—	—	54,800
Shares issued on acquisition of Moka (Note 24)	4,634	47,207	—	—	—	—	47,207
Shares issued - replacement awards (Note 24)	366	—	—	—	—	—	—
Shares issued on acquisition of Fortification (Note 24)	75	396	—	—	—	—	396
Shares issued for purchase of investment accounted for using the equity method (Note 25)	8,267	77,780	—	—	—	—	77,780
Shares issued – convertible debentures (Note 15)	3,179	8,783	—	—	—	—	8,783
Equity settled share based payment	18	164	—	—	—	—	164
Warrants issued for broker services (Note 28e)	—	—	1,410	—	—	—	1,410
Warrants exercised (Note 28e)	3,618	8,179	(1,804)	—	—	—	6,375
Amortization of warrants (Note 28e)	—	—	845	—	—	—	845

Balance, December 31, 2021	76,391	392,628	24,486	458	468	(148,263)	269,777

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2019	27,558	$94,500	$8,861	$(101,609)	$1,752
Net loss	—	—	—	(13,445)	(13,445)
Stock-based compensation (Note 28c)	—	—	1,371	—	1,371
Options and restricted share units (“ RSUs ”) exercised	335	1,112	(556)	—	556
Shares issued – debentures	776	1,410	—	—	1,410
Equity portion – convertible debentures (Note 15)	—	—	617	—	617
Shares issued – convertible debentures (Note 15)	2,155	4,983	—	—	4,983
Shares issued – Partial settlement of credit facility prepayment	307	1,000	—	—	1,000
Shares issued to settle debt	610	939	—	—	939
Warrants issued (Note 28e)	—	—	3,508	—	3,508
Conversion of warrants (Note 28e)	990	2,786	(775)	—	2,011
Amortization of warrants (Note 28e)	—	—	534	—	534

Balance, December 31, 2020	32,731	106,730	13,560	(115,054)	5,236

The accompanying notes are an integral part of these consolidated financial statements.

Mogo Inc.
Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended
	Note	December 31, 2021	December 31, 2020
Cash provided by (used in) the following activities:
Operating activities
Net loss		(33,209)	(13,445)
Items not affecting cash:
Depreciation and amortization		12,736	8,414
Postmedia warrant expenses	28e	845	670
Provision for loan losses	4	8,476	9,451
Credit facility and debenture interest expense		7,950	12,364
Accretion related to debentures and convertible debentures		1,252	963
Share of loss from investment in associate	25	278	—
Stock-based compensation expense	28c	10,838	1,371
Revaluation (gains) losses	20	(15,671)	2,426
Other non-operating expenses (income)		1,954	(606)
Income tax recovery on deferred tax liability		(285)	—

		(4,836)	21,608
Changes in:
Net issuance of loans receivable		(17,081)	2,080
Proceeds from sale of loan book		—	31,572
Prepaid expenses, deposits and other assets	5	(2,537)	513
Accounts payable and accruals	11	2,784	(3,328)

Cash (used in) generated from operating activities		(21,670)	52,445
Interest paid		(7,974)	(8,640)

Net cash (used in) generated from operating activities		(29,644)	43,805

Investing activities
Acquisition of a subsidiary, net of cash acquired		839	—
Proceeds from sale of investment		4,878	—
Cash invested in investment portfolio		(3,698)	(150)
Cash invested in investment accounted for using the equity method	25	(32,396)	—
Purchases of property and equipment		(464)	(23)
Investment in digital assets	7	(1,250)	—
Investment in intangible assets		(7,503)	(4,796)

Net cash used in investing activities		(39,594)	(4,969)

Financing activities
Lease liabilities – principal payments	12	(660)	(444)
R epayments on debentures		(2,053)	(399)
A dvance (repayments) on credit facilities		7,339	(38,859)
Proceeds from issuance of common shares, net of transaction costs		113,329	—
Proceeds from exercise of warrants		6,375	2,011
Proceeds from exercise of options		1,534	557

Net cash provided by (used in) financing activities		125,864	(37,134)

Net increase in cash		56,626	1,702
Effect of exchange rate fluctuations		463	—
Cash and cash equivalent, beginning of period		12,119	10,417

Cash and cash equivalent, end of period		69,208	12,119

The accompanying notes are an integral part of these consolidated financial statements.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

1.	Nature of operations
Mogo Inc. (“
Mogo
” or the “
Company
”) was continued under the Business Corporations Act (British Columbia) on June 21, 2019
,
in connection with the combination with Mogo Finance Technology Inc. The address of the Company’s registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“
TSX
”) and the Nasdaq Capital Market under the symbol “MOGO”.
Mogo Inc., one of Canada’s leading financial technology companies, is empowering its
1.9

million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money. Through the free Mogo app, consumers can access a digital spending account with the Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, get free monthly credit-score monitoring and ID fraud protection and access personal loans, and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly owned subsidiary, Carta Worldwide, offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).
COVID-19
Pandemic
During the year ended December 31, 2021, the Canadian economy continued experiencing significant disruption and market volatility related to the global
COVID-19
pandemic. The overall impact of the pandemic continues to be uncertain and dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the
COVID-19
virus, as well as governmental economic response and support efforts.
The rapid worldwide spread of
COVID-19
has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, the Company’s priority has been to protect the health and safety of its employees, support and enforce government actions to slow the spread of
COVID-19,
and to continually assess and take appropriate actions to mitigate the risks to the business operations as a result of this pandemic.
The overall economic impacts of
COVID-19
could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. This is an evolving situation, and the Company will continue to evaluate and adapt on an ongoing basis. Measures undertaken to contain the spread of the virus, such as vaccination campaigns, have succeeded in curbing outbreaks of the virus. These measures combined with less restrictive public health measures have provided an improving macroeconomic environment. However, the pandemic, fueled by more contagious variants, continues to pose a risk to the recovery. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently uncertain and difficult to predict.
The Company make estimates and assumptions in preparing the consolidated financial statements. These estimates and assumptions have been made taking into consideration the economic impact of the
COVID-19
pandemic and the significant economic volatility and uncertainty it has created. There is a higher level of uncertainty with respect to management’s judgments and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. The Company will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the
COVID-19
pandemic continue to evolve. Actual results could differ materially from these estimates, in which case the impact would be recognized in the consolidated financial statements in future periods.

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8

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

2.	Basis of presentation (Continued from previous page)
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“
IFRS
”) as issued by the International Accounting Standards Board (“
IASB
”). The policies applied in these consolidated financial statements were based on IFRS issued and applicable at December 31, 2021.
The Company presents its consolidated statement of financial position on a non-classified
basis in order of liquidity.
These consolidated financial statements were authorized for issue by the Board of Directors (the “Board”) on March 23, 2022.
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.
Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management has defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of these consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 11, 13, 14 and 27 for details on amounts that may come due in the next 12 months.
For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

F-
9

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

2.	Basis of presentation (Continued from previous page)

Basis of consolidation
The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its direct and indirect wholly-owned subsidiaries, Mogo Finance Technology Inc., Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., Thurlow Capital (Ottawa) Inc., Carta Solutions Holding Corp., Carta Solutions Processing Services (Cyprus) Ltd., Carta Financial Services Ltd. (a UK subsidiary), Carta Solutions Processing Services Corp., Carta Solutions Processing Services Corp. (a Morocco subsidiary), Carta Solutions Singapore PTE. Ltd. (a Singapore subsidiary), Carta Worldwide Inc., Carta Americas Inc. (a US subsidiary), Moka Financial Technologies Inc., Moka Payments UAB (a Lithuania subsidiary), Moka Financial Technologies Europe (a France subsidiary), Tactex Asset Management Inc., Tactex Advisors Inc. (a US subsidiary), NumberJacks Services Inc., and MogoTrade Inc. (formerly known as Fortification) and its special purpose entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
An entity is consolidated if the Company concludes that it controls the entity. The following circumstances may indicate a relationship in which, in substance, Mogo controls and therefore consolidates the entity:

☐	The Company has power over the entity whereby the Company has the ability to direct the relevant activities (i.e., the activities that affect the entity’s returns);

☐	The Company is exposed, or has rights, to variable returns from its involvement with the entity; and

☐	The Company has the ability to use its power over the entity to affect the amount of the entity’s returns.
Special purpose entities (“
SPEs
”) are entities that are created to accomplish a narrow and well-defined objective such as the execution of a specific borrowing or lending transaction. An SPE is consolidated, if based on an evaluation of the substance of its relationship with the Company, and the SPE’s risks and rewards, the Company concludes that it controls the SPE. Mogo’s activities with respect to the Trust has resulted in the Company consolidating the Trust within these consolidated financial statements.
All
inter-company
balances, income and expenses and unrealized gains and losses resulting from inter-company
transactions are eliminated in full.

F-1
0

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies

(a)	Revenue recognition
Revenue is comprised of subscription and services revenue and interest revenue.
Subscription and services revenue
Subscription and services revenue is comprised of service revenue, trading revenue, transaction processing revenue, management fee revenue, commission revenue and brokerage revenue. Subscription and services revenue is measured based on the consideration specified in a contract with customers. The Company recognizes revenue when control of the services is transferred to the customer.
Service revenue
The Company earns service revenue through its subscription-based offerings including saving and investing products, identity fraud protection, loan protection services, and premium account services. The Company’s service revenues are derived from contracts with individual users. The Company recognizes service revenue from the performance obligations on a straight-line basis, over the length of the contract, on a monthly basis. The Company also earns service revenue through MogoCrypto transaction fees, and MogoCard interchange revenue and other fees that are mainly driven by transactional volume and are recognized when the transaction occurs.
Transaction processing revenue
–
new accounting policy applied as at January 25, 2021
The Company’s transaction processing revenue is derived from long-term processing contracts with financial and non-financial
institutions. Transaction processing revenue is generated primarily from [i] fees charged to set up a customer on the Company’s processing platform; and [ii] processing charges, including maintenance fees on cards on the Company’s processing platform, determined by the number of transactions processed and/or cards boarded by the Company for its customers.
Transaction processing revenue typically includes a performance obligation to provide processing services to its customers. The Company has determined that transaction processing services represent a stand-ready series of distinct daily services that are substantially the same, with the same pattern of service performed for the customer. As a result, the Company has determined that transaction processing revenue arrangements represent an individual performance obligation.
The Company recognizes
set-up
fees over the contract period, on a straight-line basis, commencing when services to set up a customer have been completed. The Company recognizes transaction processing charges, including maintenance fees, on a monthly basis based on the greater of the monthly minimum contracted revenue or the total actual transaction fees due based on the number of transactions processed.

F-1

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(a)	Revenue recognition (Continued from previous page)

Management fee revenue
–
new accounting policy applied as at May 4, 2021
Revenue from management services consists of management fees earned through investment advisory services and from investment fund management.
The Company recognizes management fee revenue as the management services are delivered.
Commission revenue
Commission revenue is comprised of MogoMortgage brokerage commissions and Exempt Market Dealer commission revenue. The Company earns a commission based on the rate set out within the agreement and is recognized upon completion of the services outlined in the agreement.
Brokerage revenue
–
new accounting policy applied as at September 1, 2021
Brokerage revenue arising from negotiating or participating in the negotiation of a transaction on behalf of a third party, such as an agreement to acquire shares or other securities or to buy or sell businesses, is recognized at the closing of the underlying transaction. Fee revenue or components thereof that are related to execution are recognized when the related criteria are met.
Interest revenue
Interest revenue represents interest on our long-term loan products. Our long-term
loans fall into two categories: line of credit accounts and installment loans. For line of credit accounts, interest is recognized on an effective interest basis during the period, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective interest basis over the term of the loan and fees are recognized when assessed to the customer. On February 28, 2020, Mogo completed the sale of the majority of its instalment loan portfolio. Refer Note 4 for more details.

(b)	Cost of revenue
Cost of revenue consists of provision for loan losses and transaction costs. Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include expenses such as data aggregation costs, payment facilitation costs, credit scoring fees, loan system transaction fees, and certain fees related to the MogoCard and MogoProtect programs.

F-1

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(c)	Financial instruments
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of operations and comprehensive loss.
Classification and measurement of financial assets and financial liabilities
At initial recognition, the Company measures a financial asset at its fair value plus, and in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Financial liabilities are recognized initially at fair value and are classified as amortized cost or as fair value through profit or loss (“
FVTPL
”). A financial liability is classified as at FVTPL if it is classified as held-for
trading, it is a derivative or it is designated as such on initial recognition.
The Company classifies its financial assets between those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and those to be measured at amortized cost. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

☐	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

☐	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at fair value through other comprehensive income (“
FVOCI
”) if it meets both of the following conditions and is not designated as at FVTPL:

☐	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

☐	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.
Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

F-1

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(c)	Financial instruments (Continued from previous page)
The Company’s financial instruments measured at amortized cost include cash and cash equivalent, loans receivable, other receivables, accounts payable and accruals, lease liabilities, credit facilities, debentures, and convertible debentures.
The Company’s financial instruments measured at FVTPL include the investment portfolio, derivative financial assets and derivative financial liabilities.
Realized gains or losses on the disposal of investments are determined based on the weighted average cost. Unrealized gains or losses on investments and derivative instruments are determined based on the change in fair value at each reporting period.
Impairment of financial assets
Expected credit loss model
The expected credit loss (“
ECL
”) model is a three-stage impairment approach used to measure the allowance for loan losses on loans receivable at each reporting period date. Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The Company routinely refinances its existing customers, and accordingly, does not consider a modification to be an indicator of increased credit risk. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to
12-month
ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date. The Company’s measurement of ECLs is impacted by forward looking indicators (“
FLIs
”) including the consideration of forward macroeconomic conditions. Management has applied a probability weighted approach to the measurement of ECL as at December 31, 2021, involving multiple scenarios and FLIs. Refer to Note 4 for more details.
Assessment of significant increase in credit risk
Significant increases in credit risk are assessed based on changes in probability of default of loans receivable subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Loans receivable are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.
The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

F-1

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(c)	Financial instruments (Continued from previous page)
Measurement of expected credit losses
ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a loan receivable, using a probability-weighted approach that reflects reasonable and supportable information about historical loss rates, post-charge off recoveries, current conditions and forward-looking indicators such as bank rates and unemployment rates. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped according to product type, customer tenure and aging for the purpose of assessing ECLs. Historical loss rates and probability weights are re-assessed
quarterly and subject to management review.

(d)	Property and equipment
All property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.
All assets having limited useful lives are depreciated using the declining balance method at rates intended to depreciate the cost of assets over their estimated useful lives except leasehold improvements, which are depreciated straight line over the term of lease.
The depreciation rate for each class of asset during the current and comparative period are as follows:

Rate

Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	Term of lease

The useful lives of items of property and equipment are reviewed periodically, and the useful life is altered if estimates have changed significantly.

F-1

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(e)	Intangible assets
Intangible assets, with the exception of digital assets, are measured at cost less accumulated amortization and impairment losses. Intangible assets include internally generated and acquired software, acquired technology assets, regulatory licenses, and customer relationships with finite useful lives. Acquired brand and trade names are considered to have indefinite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants.
Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

Rate
Software - Internally generated	5 years straight line
Software licenses	5 years straight line
Technology assets - Acquired	10 years straight line
Customer relationships	5 years straight line
Regulatory licenses	5 years straight line
Brand and trade name	Indefinite
Development costs, including those related to the development of software, are recognized as an intangible asset when the Company can demonstrate:

☐	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

☐	its intention to complete and its ability to use or sell the asset;

☐	how the asset will generate future economic benefits;

☐	the availability of resources to complete the asset; and

☐	the ability to measure reliably the expenditure during development.
Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. During the period of development, the asset is tested for impairment annually.

(f)	Goodwill – new accounting policy applied as at January 25, 2021
Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is measured at cost less accumulated impairment losses. Goodwill is tested for impairment annually.

F-1

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(g)	Impairment of non-financial assets
At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating
units (“
CGUs
”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.
For impairment testing purposes, the Company is determined to be two CGUs as follows:

☐	Carta; and

☐	Remaining Mogo related entities.
Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.
The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of operations and comprehensive loss.
Other than for goodwill, where
an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized in the consolidated statement of operations and comprehensive loss.

(h)	Digital assets – new accounting policy applied as at January 1, 2021
Digital assets represent investments in cryptocurrencies held by the Company that are classified as indefinite life intangible assets. The Company has ownership and control over its digital assets and uses third-party custodial services to secure them. The Company has concluded that digital assets are traded in an active market where there are observable prices and digital assets are measured under the revaluation model at fair value at the revaluation date less any accumulated impairment loss.
Acquisitions of digital assets are recognized at cost and are remeasured to fair value at the end of the period by reference to active markets. The Company determines the fair value of our digital assets in accordance with IFRS 13
Fair Value Measurement
(“
IFRS 13
”) using quoted prices on the active exchanges for digital assets (Level 1 inputs). Digital assets are remeasured to fair value on this basis at each reporting date. In addition, the Company perform an analysis each quarter to identify whether events or changes in circumstances in addition to market price, provide indicators of impairment. A decrease in value due to impairment identified in this manner is accounted for as a fair value decrease as described below.

F-1

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(h)	Digital assets – new accounting policy applied as at January 1, 2021 (Continued from previous page)

Fair value increases are recognized in other comprehensive income and recorded to a revaluation reserve, except to the extent that the increase reverses a previous revaluation decrease on the same asset recognized in net loss, in which case a gain up to the amount of the loss previously charged to net loss is recognized in net profit. Fair value decreases are recognized in other comprehensive loss to the degree that these reduce any accumulated revaluation reserve, with any decrease in excess of the revaluation reserve recognized in net loss.

(i)	Foreign currency translation – new accounting policy applied as at January 25, 2021
The consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. Transactions in foreign currencies are initially recorded by the subsidiaries at their respective functional rates prevailing at the date of the transaction. Monetary items are translated into Canadian dollars at the exchange rate in effect as at the date of the consolidated statement of financial position and non-monetary
items are translated as at the rate of exchange in effect when the assets were acquired or the obligation was incurred. Revenue and expenses are translated at the exchange rate in effect at the time of the transaction. Foreign exchange gains or losses are recorded in the consolidated statement of operations and comprehensive loss. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Carta Americas Inc. (USD), Moka Financial Technologies Europe (EUR), Tactex Asset Management Inc. (EUR), and Tactex Advisors Inc. (USD).

(j)	Foreign operations – new accounting policy applied as at January 25, 2021
The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The revenue and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(k)	Provisions
Provisions are recognized when the Company has a present legal or constructive obligation that is the result of a past event, when it is probable that the Company will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax
rate that reflects the risk specific to the obligation.

(l)	Income taxes
Income tax expense is comprised of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(m)	Investment tax credits – new accounting policy applied as at May 4, 2021
The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made, providing there is reasonable assurance of recovery.

F-1
8

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(n)	Sales tax
Revenue, expenses and assets are recognized net of the amount of sales tax except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of amounts receivable or accounts payable and accrued liabilities in the consolidated statement of financial position.

(o)	Share-based payments
The Company measures equity settled stock options granted to directors, officers, employees and consultants based on their fair value at the grant date and recognizes compensation expense over the vesting period. Measurement inputs include the Company’s share price on the measurement date, the exercise price of the option or warrant, the expected volatility of the Company’s shares, the expected life of the options or warrants, and the risk-free rate of return. Dividends are not factored in as the Company does not expect to pay dividends in the foreseeable future. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate.
For each restricted share unit (“
RSU
”) granted to directors, officers and employees, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.
Share-based payment arrangements with
non-employees
in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. The share-based payments are measured based on the fair value of the goods or services received if the fair value can be reliably measured. Otherwise, the share-based payments are measured based on the fair value of the share-based awards using the expected life, risk free interest rate, volatility, exercise price, and fair value of the underlying equity instrument at the time the goods or services are received.

(p)	Earnings per share
The computation of earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of share options or warrants, or conversion of convertible debentures, if dilutive.

(q)	Business combinations
The Company uses the acquisition method of accounting for its business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any gain on purchase is recognized in profit or loss immediately. Transaction cost are expenses as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing
relationship. Such amounts are generally recognized in the consolidated statement of operations and comprehensive loss.
If share-based payment awards (“
replacement awards
”) are required to be exchanged for awards held by acquiree’s employees, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards related to pre-acquisition
services.

F-
19

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(r)	Investment in associate – New accounting policy applied as at April 16, 2021
An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.
The Company’s investment in its associate is accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of the profit or loss and other comprehensive income of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.
The consolidated statement of operations and comprehensive loss reflects the Company’s share of the results of operations of the associate. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.
The aggregate of the Company’s share of an associate’s profit or loss after tax is shown on the face of the consolidated statement of operations and comprehensive loss as a separate line item. The financial statements of the associate are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company. After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within its share of profit or loss of an associate in the consolidated statement of operations and comprehensive loss.

(s)	Cash and cash equivalent
Cash and cash equivalent in the consolidated statement of financial position and cash flows is comprised of cash held at banks, cash held on hand and short-term highly liquid deposits with an original maturity of three months or less that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.
Cash and cash equivalents include $1,446 of deposits held by the Company that are subject to regulatory restrictions and therefore are not available for general use.

(t)	Leases
Right-of-use
assets
Right-of-use
assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement
of lease liabilities. The cost of
right-of-use
assets includes the amount of lease liabilities recognized, initial direct cost incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use
assets are depreciated on a straight-line basis over the lease term.
Right-of-use
assets are subject to an evaluation of impairment if any indicators of impairment are noted.
Lease liabilities
The Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance
fixed payments). Variable payments other than those that depend on an index or a rate are recorded in general and administration expenses as incurred.

F-2
0

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)
(t)	Leases (Continued from previous page)
In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured
if there is a modification, a change in the lease term or a change in the in-substance
fixed lease payments.
Short-term leases and leases of
low-value
assets
The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value
assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value
assets are recognized as expenses in the period incurred.

(u)	Government assistance
Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. When government assistance relates to an expense item, it is recognized as revenue over the period necessary to match the government assistance in a systematic basis to the costs that is intended to subsidize.

(v)	Significant accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.
Significant accounting judgements
The following are the critical judgements, apart from those involving estimations that have been made in the process of applying the Company’s accounting policies, which have the most significant effect on the amounts recognized in the consolidated financial statements.
Expected credit losses
In applying its accounting policy for the expected credit loss model the Company applies judgment in defining significant increase in defaults, and its write-offs policy. Refer to Note 4 for further details.
Significant accounting estimates and assumptions
These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

F-2
1

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(v)	Significant accounting judgements, estimates and assumptions (Continued from previous page)

These estimates and assumptions are reviewed periodically, and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statement of operations and comprehensive loss in the period of the change and in any future periods affected.
The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

(i)	Allowance for loan losses
Our provision for loan losses consists of amounts charged to the consolidated statement of operations and comprehensive loss during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off
and loss experience, our expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

(ii)	Fair value of privately held investments
Estimating fair value requires that significant judgment be applied to each individual investment. For privately held investments, the fair value of each investment is measured using the most appropriate valuation methodology or combination of methodologies in the judgment of management in light of the specific nature, facts and circumstances surrounding that investment. This may take into consideration, but not be limited to, one or more of the following: valuations of recent or in-progress
funding rounds, forward revenue and earnings projections, comparable peer valuation multiples, and the initial cost base of the investment. Actual results could differ significantly from these estimates.

(iii)	Fair value of identifiable intangible assets acquired from business combinations
Estimating fair value requires that significant judgement be applied to each identifiable intangible asset. For identifiable intangible assets, the fair value is determined using the most appropriate valuation methodology or combination of methodologies in the judgement of management in light of the specific nature, facts and circumstances surrounding the intangible asset. Management exercises judgement in determining inputs to the valuation methodology including discount rates and cash flow projections. Variations in actual results for any of these inputs will result in a different fair value of the intangible asset as compared to the original estimate.

(iv)	Valuation of goodwill acquired in business combinations
The Company is required to assess the recoverability of values assigned to cash generating units that include goodwill on an annual basis. Estimating the recoverable amount requires significant judgment in the determination of appropriate inputs. This may take into consideration the following: forecast period, cash flow projections, discount rates. Actual results could differ significantly from these estimates.

(w)	New and amended standards and interpretations
Certain new or amended standards and interpretations became effective on January 1, 2021, but do not have an impact on the consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

3.	Significant accounting policies (Continued from previous page)

(w)	New and amended standards and interpretations (Continued from previous page)

Certain new or amended standards and interpretations are expected to become effective on January 1, 2022 and beyond. There are no new standards, interpretations or amendments that are expected to have a material impact to the Company’s consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

4.	Loans receivable
Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current
loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021	December 31, 2020

Current (terms of one year or less)	65,397	54,978
Non-current (terms exceeding one year)	248	1,135

	65,645	56,113

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

4.	Loans receivable (Continued from previous page)
The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 ECL measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectable amount with no associated allowance:

		As at December 31, 2021
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	54,067	—	—	54,067
Lower risk	1-30 days past due	2,797	—	—	2,797
Medium risk	31-60 days past due	—	1,284	—	1,284
Higher risk	61-90 days past due	—	798	—	798
Non-performing	91+ days past due or bankrupt	—	—	6,699	6,699

	Gross loans receivable	56,864	2,082	6,699	65,645
	Allowance for loan losses	(5,291)	(1,119)	(3,403)	(9,813)

	Loans receivable, net	51,573	963	3,296	55,832

		As at December 31, 2020

Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	47,590	—	—	47,590
Lower risk	1-30 days past due	1,571	—	—	1,571
Medium risk	31-60 days past due	—	720	—	720
Higher risk	61-90 days past due	—	415	—	415
Non-performing	91+ days past due or bankrupt	—	—	5,817	5,817

	Gross loans receivable	49,161	1,135	5,817	56,113
	Allowance for loan losses	(5,425)	(772)	(2,689)	(8,886)

	Loans receivable, net	43,736	363	3,128	47,227

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

4.	Loans receivable (Continued from previous page)
The following tables show reconciliations from the opening to the closing balance of the loss allowance:

	As at December 31, 2021

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2021	5,425	772	2,689	8,886
Gross loans originated	3,263	—	—	3,263
Principal payments	(1,229)	(84)	68	(1,245)
Re-measurement of allowance before transfers	(830)	(144)	(743)	(1,717)
Re-measurement of amounts transferred between stages	(67)	920	7,322	8,175
Transfer to (from)
Stage 1 – 12 month ECLs	79	(59)	(20)	—
Stage 2 – Lifetime ECLs	(192)	192	—	—
Stage 3 – Lifetime ECLs	(728)	(478)	1,206	—
Net amounts written off against allowance	—	—	(7,549)	(7,549)

Balance as at December 31, 2021	5,721	1,119	2,973	9,813

	As at December 31, 2020

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2020	7,479	1,783	6,758	16,020
Gross loans originated	1,346	—	—	1,346
Principal payments	(2,448)	(476)	(838)	(3,762)
Derecognition of allowance associated with Liquid Sale	(1,575)	(247)	(309)	(2,131)
Re-measurement of allowance before transfers	1,702	128	532	2,362
Re-measurement of amounts transferred between stages	(145)	636	9,014	9,505
Transfer to (from)
Stage 1 – 12 month ECLs	173	(122)	(51)	—
Stage 2 – Lifetime ECLs	(124)	125	(1)	—
Stage 3 – Lifetime ECLs	(983)	(1,055)	2,038	—
Net amounts written off against allowance	—	—	(14,454)	(14,454)

Balance as at December 31, 2020	5,425	772	2,689	8,886

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors such as GDP, unemployment rates, inflation rates, interest rate, and oil prices on the allowance for loan losses. The analysis performed by the Company determined that historic losses are most correlated with inflation rate. As part of the process, inflation rate was used to generate two forward looking scenarios 1) Optimistic 2) Pessimistic. If management were to assign 100%
probability to the optimistic and pessimistic scenario forecasts, the allowance for credit losses would have been
$630
lower and $705 higher than the reported allowance for credit losses as at December 31, 2021, respectively.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

4.	Loans receivable (Continued from previous page)

The overall changes in the allowance for loan losses are summarized below:

Allowance for loan losses	Year ended
	December 31, 2021	December 31, 2020

Balance, beginning of period	8,886	16,020
Derecognition of allowance associated with loan sale	—	(2,131)
Provision for loan losses	8,476	9,451
Charge offs	(7,549)	(14,454)

Balance, end of period	9,813	8,886

The provision for loan losses in the consolidated statement of operations and comprehensive loss during the year ended December 31, 2021 is recorded net of recoveries of $936 (2020 - $1,117).
On February 28, 2020, Mogo completed the sale of the majority of its non-current
(“
MogoLiquid
”) loan portfolio (the “
Liquid Sale
”) for gross consideration of $31,572,
de-recognized
net loan receivables of $29,896 and recognized a corresponding gain on sale of loan book amounting to $1,676. This gain is presented within other non-operating
expenses, in the consolidated statement of operations and comprehensive loss.

5.	Prepaid expenses, deposits and other assets

	December 31, 2021	December 31, 2020
Prepaid expenses	1,849	1,546
Accounts receivabl e	2,112	—
Brokerage firm receivables	3,276	—
Deposits and other receivables	3,065	1,448

	10,302	2,994

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

6.	Related party transactions
Related party transactions during the year ended December 31, 2021 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2021 totaled $322 (December 31, 2020 – $358). The debentures bear annual coupon interest of 8.0% (December 31, 2020 – 8.0%) with interest expense of $26 for the year ended December 31, 2021 (December 31, 2020 – $35). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In relation to the amendment to the terms of debentures on September 30, 2020 (see Note 28e), 35,831 warrants were issued to related parties with a fair value of $28.
On June 30, 2021, the Company acquired 1,300,000 common shares of Tetra Trust Company from its associate Coinsquare Ltd. (“Coinsquare”) for $1,300. As at December 31, 2021, this investment is valued at $1,300 and is recorded within the investment portfolio. This related party transaction was made on terms equivalent to those that prevail in arm’s length transactions.
Key management personnel
Key management personnel (“
KMP
”) are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly. Key management personnel consist of directors and executive officers.
During the year ended December 31, 2021, KMP were granted 1,260,000 stock options with a fair value of $3,651 at the grant date (2020
 –
1,425,000 stock options with a fair value of $2,403 at the grant date).
Aggregate compensation of KMP during the year consisted of:

	2021	2020
Salary and short – term benefits	1,529	761
Share – based payments	2,616	591

	4,145	1,352

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

7.	Digital assets
Digital assets represent investments in cryptocurrencies which the Company expects to hold for the foreseeable future. The following table summarizes the Company’s digital assets as at December 31, 2021:

	Quantities	Average cost per unit	Fair value per unit	Total fair value ($000s)	Historical cost ($000s)	Cumulative revaluation gain (loss) ($000s)

Bitcoin (BTC)	17.82	$42,079	$58,309	$1,039	$750	$289
Ethereum (ETH)	145.99	3,425	4,647	679	500	179

				1,718	1,250	468

In January 2021, the Company purchased $750 of Bitcoin and in April 2021, the Company purchased $500 of Ethereum. During the year ended December 31, 2021, the Company recorded $468 of revaluation gain on digital assets through other comprehensive income. As at December 31, 2021, the carrying value of our digital assets held was $
1,718.

8.	Investment portfolio

	December 31, 2021	December 31, 2020
Equities	16,820	18,445
Other	1,268	—

	18,088	18,445

F-2
8

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

9.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance, December 31, 2019	4,513	1,180	2,509	8,202
Additions	22	—	—	22
Disposals	(2,452)	—	(454)	(2,906)

Balance, December 31, 2020	2,083	1,180	2,055	5,318
Additions	462	2	—	464
Additions through business combinations	298	31	—	329
Effects of movement in exchange rate	(20)	(1)	—	(21)

Balance, December 31, 2021	2,823	1,212	2,055	6,090

Accumulated depreciation
Balance, December 31, 2019	3,761	733	1,935	6,429
Depreciation	229	91	311	631
Disposals	(2,443)	—	(191)	(2,634)

Balance, December 31, 2020	1,547	824	2,055	4,426
Depreciation	400	78	—	478

Balance, December 31, 2021	1,947	902	2,055	4,904

Net book value
Balance, December 31, 2020	536	356	—	892

Balance, December 31, 2021	876	310	—	1,186

During the year ended December 31, 2020, the Company vacated one of its leased properties and accordingly wrote off $263 of net book value related to leasehold improvements for the right of use asset and also recognized a loss of $9 on the disposal of computer equipment, including fully depreciated bitcoin equipment with a cost and accumulated depreciation of $2,427 and furniture and fixtures.
Non-cash
expense related to disposals is recorded in the consolidated statement of operations and comprehensive loss.
Upon the completion of the acquisition of Carta on January 25, 2021 and Moka on May 4, 2021, the Company recognized property and equipment with fair values of $
270 and $59
 respectively, along with effects of exchange rate movement related to foreign subsidiaries on the consolidated statement of financial position.
Depreciation of $nil for the year ended December 31, 2021 (2020 - $311) for leasehold improvements and depreciation expense of $478 for the year ended December 31, 2021 (2020 - $320) for all other property and equipment is included in depreciation and amortization.

F-
2
9

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

10.	Intangible assets

	Internally generated – completed	Internally generated – in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2019	34,849	1,388	3,356	—	—	—	—	39,593
Additions	—	4,796	—	—	—	—	—	4,796
Transfers	4,655	(4,655)	—	—	—	—	—	—

Balance, December 31, 2020	39,504	1,529	3,356	—	—	—	—	44,389
Additions	1,200	6,303	—	—	—	—	—	7,503
Additions through a business combination	—	—	628	21,000	8,900	1,000	6,800	38,328
Impairment	—	(898)	—	—	—	—	—	(898)
Transfers	3,936	(3,936)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(8)	—	—	—	—	(8)

Balance, December 31, 2021	44,640	2,998	3,976	21,000	8,900	1,000	6,800	89,314

Accumulated depreciation
Balance, December 31, 2019	15,138	—	3,198	—	—	—	—	18,336
Amortization	7,093	—	48	—	—	—	—	7,141

Balance, December 31, 2020	22,231	—	3,246	—	—	—	—	25,477
Amortization	7,279	—	218	1,722	1,427	—	887	11,533

Balance, December 31, 2021	29,510	—	3,464	1,722	1,427	—	887	37,010

Net book value
Balance, December 31, 2020	17,273	1,529	110	—	—	—	—	18,912

Balance, December 31, 2021	15,130	2,998	512	19,278	7,473	1,000	5,913	52,304

Upon the acquisition of Carta on January 25, 2021, Moka on May 4, 2021, and Fortification on September 1, 2021, the Company recognized intangible assets with fair values of $19,328, $18,700 and $300 respectively on the consolidated statements of financial position. Refer to Note 24 for further details.
Amortization of $11,533 for the year ended December 31, 2021 (December 31, 2020 – $7,141) is included in depreciation and amortization.

11.	Accounts payable and accruals

	December 31, 2021	December 31, 2020

Accounts payables	4,960	3,291
Accrued expenses	7,068	2,423
Accrued wages and other benefits	3,044	1,379
Client liabilities	4,195	—
Others	1,516	750
	20,783	7,843

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

12.	Leases
The Company has lease agreements for its office spaces. Leases generally have lease terms between 2 years to 7 years with an option to renew the lease after that date. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension option. The Company re-assesses
whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.
During the year, the Company has not made any
re-assessment
related to extension options. Information about leases for which the Company is a lessee is presented below:
Amount recognized in the consolidated statement of financial position:
Set out below are the carrying amounts of the Company’s
right-of-use
assets and lease liabilities recognized and the movements during the year ended December 31, 2021 and 2020.

	Right -of-use- assets	Lease Liabilities
As at January 1, 2020	4,821	5,208
Modifications and renewals	33	(100)
Additions	(333)	(328)
Depreciation expense	(642)	—
Interest expense	—	272
Payments	—	(716)

As at December 31, 2020	3,879	4,336
Additions	316	316
Disposals	(40)	(43)
Depreciation expense	(725)	—
Interest expense	—	243
Payments	—	(904)

As at December 31, 2021	3,430	3,948

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

12.	Leases (Continued from previous page)

Amount recognized in the consolidated statement of operations and comprehensive loss:

	2021	2020
Depreciation expense of right-of-use assets	603	642
Interest expense on lease liabilities	243	272
Expenses relating to short term leases	95	39
Variable lease payments	453	516

Total amount recognized in consolidated statement of operations and comprehensive loss	1,394	1,469

Depreciation of
right-of-use
assets is included in depreciation and amortization expense. Interest expense related to lease liabilities is included in debenture and other financing expense.
The Company in its cash flow has classified cash payment of $660 (December 31, 2020 - $444) related to principal portion of lease payments as financing activities and cash payments of $243 (December 31, 2020 - $272) related to interest portion as operating activities consistent with the presentation of interest payments chosen by the Company.

13.	Credit facilities
As of January 1, 2020, the Company had two credit facilities: the “Credit facility – Liquid” and the “Credit facility”, both credit facilities are subject to variable interest rates that reference LIBOR, or under certain conditions, the Federal Funds Rate in effect.
The Credit facility
had an effective interest rate of LIBOR plus 12.5% (with a LIBOR floor of 2%), contractually set to reduce to LIBOR plus 9% (with a LIBOR floor of 1.5%) effective July 2, 2020, payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. The total available loan capital under the Credit Facility was $60 million with a maturity date of July 2, 2022.
On February 28, 2020, in conjunction with the Liquid Sale, Mogo repaid and extinguished its Credit facility – Liquid, which held a principal outstanding balance of approximately $
28,683 immediately prior to derecognition. As part of extinguishing the facility in advance of its maturity, Mogo recognized a prepayment penalty of $2,500 of which $1,500 was payable in cash and of which $1,000 was settled in shares on March 5, 2020, through the issuance of 306,842 Common Shares, priced at $3.26 per share.
On June 29, 2020, the Company amended its Credit facility. The amendments decreased the available loan capital from $
60 million to $50 million and reduced the prescribed minimum balances applicable in the calculation of interest as described above. There is a 0.33% fee on the available but undrawn portion of the $50 million facility.
On December 16, 2021, the Company further amended its Credit facility. The amendment lowered the effective interest rate from a maximum of LIBOR plus
9
% (with a LIBOR floor of
1.5
%) to LIBOR plus
8
% with no floor. In addition,
the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

13.	Credit facilities (Continued from previous page)

	December 31, 2021	December 31, 2020

Credit facility
Funds drawn	44,983	37,644

	44,983	37,644

Credit facility is subject to certain covenants and events of default. As of December 31, 2021 and December 31, 2020, the Company was in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statement of operations and comprehensive loss.
The Company has pledged financial instruments as collateral against its credit facilities. Under the terms of the general security agreement, assets pledged as collateral primarily include cash and cash equivalents with a balance of $154 (December 31, 2020 - $892) and loans receivable with a carrying amount equal to $55,832 (December 31, 2020 - $47,227).

14.	Debentures
On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)
a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)
replacement of the former monthly interest payable by a new quarterly payment (the “
Quarterly Payment
”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or Common Shares; and

iv)
an option for all debenture holders to receive a
lump-sum
payout of their previously unpaid interest for the period from March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in Common Shares in October 2020.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

14.	Debentures (Continued from previous page)

On October 7, 2020, Mogo issued 4,479,392 warrants (the “
Debenture Warrants
”) to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. As at December 31, 2021, 3,618,737 warrants (December 31, 2020 – 990,427) have been exercised and converted into Common Shares for cash proceeds of $6,375 (December 31, 2020 - $2,011). As at December 31, 2021, 1,184,015 Debenture Warrants remain outstanding and exercisable (December 31, 2020 – 3,488,965).
The amendments to the debentures were accounted for as a settlement of the previous debt and replacement by a new financial liability. On September 30, 2020, the carrying amount of the previous debt of $47,264 was replaced by a new financial liability with a fair value of $42,231, calculated using the present value of future cash flows discounted at the prevailing market interest rate. The difference between the face value of the new financial liability and its fair value is recorded against the principal balance and accreted using the effective interest rate method over the term of the debentures. Additionally, the Debenture Warrants issuable at September 30, 2020, were initially recognized as a separate liability with a fair value of $3,500 using the Black Scholes valuation model. The $1,533 difference in carrying value of the previous debt and fair value of the new financial liabilities was recorded as a $767 reduction to debenture interest expense and other financing expense to revise interest owing, using the amended interest rate, and a $765 gain on debenture amendment recorded to other non-operating
(income) expenses in the consolidated statement of operations and comprehensive loss.
Upon issuance of the Debenture Warrants on October 7, 2020, the financial liability was converted into an equity instrument and remeasured to a fair value of $3,508 recognized in equity as of that date with the difference recorded as a gain to the consolidated statement of operations and comprehensive loss.
During the year ended December 31, 2020, transaction costs of $169 related to amendments were recorded in other non-operating
(income) expenses in the consolidated statement of operations and comprehensive loss.
Interest expense on the debentures related to the coupon payment is included in debenture interest and other financing expense, and the portion of expense related to accretion of the discount is recorded separately to accretion related to debentures in the consolidated statement of operations and comprehensive loss.
The Company’s debentures balance includes the following:

	December 31, 2021	December 31, 2020

Principal balance	41,375	43,442
Discount	(2,323)	(3,575)

	39,052	39,867
Interest payable	742	791

	39,794	40,658

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

14.	Debentures (Continued from previous page)

The debenture principal repayments will be made according to the following schedule and are payable in either cash or Common Shares at Mogo’s option:

	Principal component of quarterly payment	Principal due on maturity	Total
2022	2,705	—	2,705
2023	3,296	16,421	19,717
2024	941	18,012	18,953

	6,942	34,433	41,375

15.	Convertible debentures
On June 6, 2017, the Company issued 10% convertible debentures of $15,000 aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of May 31, 2020. On May 27, 2020, the Company amended the remaining $12,621 principal value of convertible debentures (the “
Amendments
”) to include, among other things, an extension of the maturity date to May 31, 2022, and a reduction in the conversion price of the principal by 45% from $5.00 to $2.75 per Common Share (the “
Conversion Price
”).
On December 10, 2020, the Company gave notice to the holders of the convertible debentures that it was exercising its early conversion right such that the convertible debentures would be converted to Common Shares at the Conversion Price on or about January 11, 2021.
On January 11, 2021, the Company converted all of the outstanding balance related to principal and interest of convertible debentures into 3,178,930 Common Shares.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

15.	Convertible debentures (Continued from previous page)
The following table summarizes the carrying value of the convertible debentures as at December 31, 2021:

	Net book value, December 31, 2021	Net book value, December 31, 2020
Convertible debentures	8,683	11,963
Transaction costs	—	(755)

Net proceeds	8,683	11,208

Conversion of debentures to equity	(8,683)	(3,754)
Accretion in carrying value of debenture liability	—	1,228
Accrued interest	100	684
Interest converted in shares and paid	(100)	(615)

	—	8,751

16.	Derivative financial liabilities
On February 24, 2021, in connection with a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 2,673,268 Common Shares at an exercise price of US$11.00 at any time prior to three and a half years following the date of issuance.
On December 13, 2021, as part of a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of
 3,055,556 Common Shares at an exercise price of US$4.70 at any time prior to three and a half years following the date of issuance.
The stock warrants are classified as a derivative liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the consolidated statement of operations and comprehensive loss.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

16.	Derivative financial liabilities (Continued from previous page)
In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$43,767, with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the consolidated statement of operations and comprehensive loss.

	December 31, 2021	December 31, 2020

Balance, December 31, 2020	—	—
Stock warrants issued	23,986	—
Change in fair value due to revaluation of derivative financial liabilities	(11,276)	—
Change in fair value due to foreign exchange	(22)	—

Balance, December 31, 2021	12,688	—

Details of the derivative financial liabilities as at December 31, 2021 are as follows:

	Warrants Outstanding and exercisable (000s)	Weighted Average Exercise Price $
Balance, December 31, 2020	—	—
Warrants granted	5,729	9.69

Balance, December 31, 2021	5,729	9.69

The 5,728,824 warrants outstanding noted above have an expiry date between August 2024 and June 2025.
The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	As at December 31, 2021	As at December 31, 2020
Risk-free interest rate	0.97%	—
Expected life	2.7 - 3.5 years	—
Expected volatility in market price of shares	102% - 109%	—
Expected dividend yield	0%	—
Expected forfeiture rate	0%	—

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

17.	Income taxes

(a)	Provision for income taxes
The major components of provision for income taxes are as follows:

	2021	2020
Current tax expense	133	—
Deferred tax recovery	(365)	—
Income tax recovery	(232)	—

The reconciliation of the provision for income taxes to the amount of income taxes calculated using statutory income tax rates applicable to the Company in Canada is as follows:

	2021	2020
Canadian federal and provincial recovery of income taxes using statutory rate of 27% (2020 – 27%)	(9,029)	(3,630)
Change in unrecognized deductible temporary differences and unused tax losses	6,538	3,093
Permanent differences and other	2,259	537

Income tax recover y	(232)	—

(b)	Deferred tax assets
As at December 31, the Company’s deferred tax assets are as follows:

	2021	2020
Non-capital losses	11,856	222
Property and equipment	93	—
Intangible assets	2	—
	11,951	222

(c)	Deferred tax liabilities
As at December 31, the Company’s deferred tax liabilities are as follows:

	2021	2020
Intangible assets	9,792	—
Digital assets and derivatives	3,660	—
Equity investments	287	—
Deferred cos t	380	222

	14,119	222

F-3

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

17.	Income taxes (Continued from previous page)

(d)	Deductible temporary differences and unused tax losses

Deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.
As at December 31, the Company has deductible temporary differences for which no deferred tax assets are recognized as follows:

	2021	2020
Unused tax losses	196,146	131,447
Property and equipment	4,012	2,946
Right-of-use assets, net lease liability	578	438
Intangible assets	18,071	10,346
Debentures	394	433
Convertible debentures	1,679	1,679
Financing costs	5,021	1,496
Research and development expenditures	2,555	1,437
Investment in subsidiaries	3,395	—
Other	—	2,245

	231,851	152,467

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

17.	Income taxes (Continued from previous page)

As at December 31, the Company’s non-capital losses expire as follows:

	2021	2020
Expires 2024	549	610
Expires 2025	777	936
Expires 2026	1,822	2,112
Expires 2027	6,8 8 5	4,863
Expires 2028	5,486	2,064
Expires 2029	6,913	4,237
Expires 2030	5,616	3,698
Expires 2031	4,139	1,470
Expires 2032	9,031	3,772
Expires 2033	10,053	6,065
Expires 2034	14,810	7,416
Expires 2035	23,420	9,680
Expires 2036	28,317	18,713
Expires 2037	29,488	20,450
Expires 2038	29,512	20,214
Expires 2039	26,524	24,977
Expires 2040	15,153	169
Expires 2041	23,113	—

	241,608	131,446

18.	Geographic information

(a)	Revenue
Revenue presented below has been based on geographic location of customers.

	Year ended
	December 31, 2021	December 31, 2020
Canada	49,533	44,245
Europe	7,287	—
Other	699	—

Total	57,519	44,245

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

18.	Geographic information (Continued from previous page)

(b)	Non-current assets
Non-current
assets presented below has been based on geographic location of the assets.

	Year ended
	December 31, 2021	December 31, 2020
Canada	255,315	42,128
Europe	609	—
Other	883	—

Total	256,807	42,128

19.	Expenses by nature and function
The following table summarizes the Company’s operating expenses by nature:

	2021	2020
Personnel expense	26,509	11,306
Marketing	14,554	4,027
Depreciation and amortization	12,736	8,414
Stock-based compensation	10,838	1,371
Hosting and software licenses	4,200	2,321
Professional services	3,800	1,407
Insurance and licenses	2,316	572
Credit verification costs	1,990	1,651
Premises	1,040	1,010
Others	3,588	2,279

	81,571	34,358

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization:

	For the years ended
	December 31, 2021	December 31, 2020
Technology and development	25,021	12,989
Marketing	16,619	4,831
Customer service and operations	15,870	6,185
General and administration	24,061	10,353

Total operating expenses	81,571	34,358

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

20.	Revaluation (gains) and losses

	Year ended
	December 31, 2021	December 31, 2020
Change in fair value due to revaluation of derivative financial asset	(1,788)	—
Change in fair value due to revaluation of derivative financial liabilities	(11,276)	8
Realized gain on investment portfolio	(4,219)	—
Unrealized loss on investment portfolio	942	2,249
Unrealized exchange loss	670	155
Unrealized gain on other receivable	—	(258)
Losses related to property and equipment	—	272

	(15,671)	2,426

21.	Other non-operating (income) expenses

	Year ended
	December 31, 2021	December 31, 2020
Gain on sale of loan book	—	(1,676)
Credit facility prepayment and related expenses	—	2,608
Convertible debenture early conversion	—	927
Gain on amendment of debentures	—	(765)
Government grants	(1,597)	(3,201)
Direct offering transaction costs allocated to derivative financial liabilities	2,260	—
Acquisition costs, restructuring and other	3,437	938

	4,100	(1,169)

On February 28, 2020, Mogo completed the Liquid Sale and recognized a gain on sale of loan book amounting to $1,676
 (refer to Note 4). On the same date, Mogo repaid and extinguished its Credit facility – Liquid and recognized an early prepayment expense of $
2,500 as a result of paying down the facility in advance of the maturity date (refer to Note 13). Mogo also recognized $108 of other related legal and termination expenses in connection with the transactions.

F-4
2

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

21.	Other non-operating (income) expenses (Continued from previous page)
Due to the outbreak of
COVID-19,
the Government of Canada announced the Canadian Emergency Wage Subsidy (“
CEWS
”) and Canadian Emergency Rent Subsidy (“
CERS
”) to support companies that have experienced a certain level of revenue decline in their operations. Mogo has determined that it qualifies for the CEWS and CERS and has made an accounting policy election to record the grant on a gross basis. During the year ended December 31, 2021, Mogo has recorded other non-operating
income for CEWS and CERS of $1,007 and $163 respectively (2020 – $3,201 and $nil).
Direct offering transaction costs allocated to derivative financial liabilities of $2,260 relate to the issuance of warrants with a USD denominated exercise price to investors. This resulted in the recognition of a derivative financial liability and the allocation of the associated transaction costs to other non-operating
expenses (refer to Note 16 for further details).

22.	Loss per share
Loss per share is based on consolidated net loss for the year divided by the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and is based on the weighted average number of shares and dilutive share equivalents.
The following reflects consolidated comprehensive loss and weighted average number of shares used in the basic and diluted loss per share computations:

	2021	2020
Loss attributed to shareholders	(33,209)	(13,445)
Basic weighted average number of shares (in 000s)	63,005	28,873
Basic and diluted loss per share	(0.53)	(0.47)

The outstanding stock options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

23.	Capital management
The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders.
The Company sets the amount and type of capital required relative to its assessment of risk and makes adjustments when necessary to respond to changes to economic conditions, the risk characteristics of the underlying assets, and externally imposed capital requirements. In order to maintain or modify its capital structure, the Company may issue new shares, seek other forms of financing, or sell assets to reduce debt.
The Company manages the following as capital:

	2021	2020
Share capital	392,628	106,730
Deficit	(148,263)	(115,054)
Credit facilities	44,983	37,644
Debentures	41,375	43,442
Convertible debentures	—	8,751

F-4
3

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

23.	Capital management (Continued from previous page)
There have been no changes in the Company’s capital management objectives, policies and processes during the year. There are certain capital requirements of the Company resulting from the Company’s credit facility that include financial covenants and ratios. Management uses these capital requirements in the decisions made in managing the level and make-up
of the Company’s capital structure. The Company was in compliance with all of the financial covenants as at December 31, 2021 and December 31, 2020.
Changes in the share capital of the Company over the year ended December 31, 2021 are mainly attributed to the acquisitions of Carta, Moka and Fortification and investment in Coinsquare as disclosed in Note 24 and Note 25, respectively and financings completed as disclosed in Note 28a.

24.	Business combination
Acquisition of Carta:
On January 25, 2021, Mogo completed the acquisition of all of the issued and outstanding securities of Carta in exchange for 10,000,000 Common Shares with a fair value of $54,800 based on Mogo’s closing share price at the acquisition date.
Acquisition-related costs of $379 not directly attributable to the issuance of the Common Shares are included in other non-operating
(income) expenses in the consolidated statement of operations and comprehensive loss and in operating cash flows in the consolidated statement of cash flows.
The acquisition is expected to significantly expand Mogo’s total addressable market by entering the global payments market, increase revenue scale and accelerate the growth of its high-margin subscription and transaction-based revenue, and strengthen the Company’s digital wallet capabilities which includes the development of a peer-to-peer
payment solution.
In the period January 25, 2021, to December 31, 2021, the operations of Carta contributed revenue of $7,970 and net loss of ($1,470). If the acquisition had occurred on January 1, 2021, management estimates that proforma revenue would have been $8,438 and proforma net loss from the operations of Carta would have been ($1,889) for the year ended December 31, 2021. In determining these amounts, management has assumed the fair value adjustments, determined, that arose on the date of business combination would have been the same if the acquisition had occurred on January 1, 2021.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

24.	Business combination (Continued from previous page)
The following tables summarizes the fair value of consideration transferred, and its allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the January 25, 2021 acquisition date.

January 25, 2021

Assets acquired:
Cash and cash equivalent	2,101
Prepaids, and other receivables and assets	1,693
Property and equipment	270
Right-of-use assets	316
Intangible assets - technology assets	12,900
I ntangible assets - customer relationships	4,800
Intangible assets - software licenses	628
Intangible assets - brand	1,000
Goodwill	35,893

59,601

Liabilities assumed:
Accounts payable, accruals & other	4,485
Lease liabilities	316

4,801

Net assets acquired at fair value	54,800

Share consideration	54,800

The previously disclosed provisional allocation of consideration to estimated fair values has been updated based on fair valuations on the intangible assets acquired as of the date of acquisition. This resulted in a decrease of $3,600 to intangible assets previously disclosed at $22,928 and an increase of $3,600 in goodwill.
Acquisition of Moka:
On May 4, 2021, Mogo completed the acquisition of all of the issued and outstanding securities of Moka, a sa
vings
 and investing app. Mogo has acquired all of the issued and outstanding shares of Moka in exchange for the issuance of 4,633,648 Common Shares with a fair value of $46,600 based on Mogo’s closing share price at the acquisition date, and cash consideration of $4,508 pursuant to the terms of a share exchange agreement among Mogo, Moka and all of the shareholders of Moka. In connection with the acquisition of Moka, the Company also exchanged equity-settled share-based payments awards held by the employees of Moka for 366,343 equity-settled share-based payments awards of the Company.
Acquisition-related costs of $536 not directly attributable to the issuance of the Common Shares are included in other non-operating
(income) expenses in the consolidated statement of operations and comprehensive loss and in operating cash flows in the consolidated statement of cash flows.
F-4
5

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

24.	Business combination (Continued from previous page)
In the period May 4, 2021 to December 31, 2021, the operations of Moka contributed revenue of $5,977 and net loss of ($2,519). If the acquisition had occurred on January 1, 2021, management estimates that proforma revenue would have been $8,885 and proforma net loss from the operations of Moka would have been ($6,283) for the year ended December 31, 2021. In determining these amounts, management has assumed the fair value adjustments, determined, that arose on the date of business combination would have been the same if the acquisition had occurred on January 1, 2021.
The acquisition is expected to bring differentiated saving and investing products to broaden Mogo’s wealth offering and accelerate the growth of its high-margin subscription and transaction-based revenue.
The following tables summarizes the fair value of consideration transferred, and its allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the May 4, 2021 acquisition date.

May 4, 2021

Assets acquired:
Cash and cash equivalent	4,377
Prepaids, and other receivables and assets	2,455
Property and equipment	59
Intangible assets - technology assets	8,100
Intangible assets - customer relationships	4,100
Intangible assets - regulatory licenses	6,500
Goodwill	33,517

59,108

Liabilities assumed:
Accounts payable, accruals & other	5,293
Deferred tax liabilities	2,100

7,393

Net assets acquired at fair value	51,715

Share consideration	47,207
Cash consideration	4,508

Total consideration transferred	51,715

The previously disclosed provisional allocation of consideration to estimated fair values has been updated based on fair valuations on the intangible assets acquired as of the date of acquisition. This resulted in a decrease of $4,500 to intangible assets previously disclosed at $23,200 and an increase of $6,687 in goodwill and $2,100 in deferred tax liabilities.
Cash and cash equivalents included $2,756 of cash held in trust for funds under management.

F-4
6

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

24.	Business combination (Continued from previous page)
Acquisition of Fortification:
On September 1, 2021, Mogo completed the acquisition of all of the issued and outstanding securities of Fortification, a Canadian registered investment dealer, in exchange for 75,000 Common Shares and cash of $1,144. Subsequent to the acquisition, Fortification was renamed to MogoTrade Inc.
The acquisition allows Mogo to acquire the necessary licenses, registration and technology to accelerate the development of the Company’s planned commission free stock trading solution and continue to strengthen the Company’s digital wallet capabilities.
The following tables summarizes the fair value of consideration transferred, and its allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the September 1, 2021 acquisition date.

September 1, 2021

Assets acquired:
Cash and cash equivalent	13
Prepaids, and other receivables and assets	628
Intangible assets - regulatory licenses	300
Goodwill	702

1,643

Liabilities assumed:
Accounts payable, accruals & other	23
Deferred tax liabilities	80

103

Net assets acquired at fair value	1,540

Share consideration	396
Cash consideration	1,144

Total consideration transferred	1,540

The previously disclosed provisional allocation of consideration to estimated fair values has been updated based on fair valuations on the intangible assets acquired as of the date of acquisition. This resulted in a decrease of $400 to intangible assets previously disclosed at $700 and an increase of $480 in goodwill and $80 in deferred tax liabilities.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

24. Business combination
(Continued from previous page)

Goodwill and indefinite-life intangible assets:
Goodwill and indefinite-life intangible assets are attributed to the group of CGUs to which they relate. As at December 31, 2021, the carrying value of goodwill attributable to the Carta CGU and remaining Mogo related entities CGU was $35,893 and $34,219 respectively. As at December 31, 2021, the carrying value of indefinite-life intangible assets attributable to the Carta CGU was $1,000. Impairment testing was performed as at December 31, 2021. The impairment test consisted of comparing the carrying value of net assets within the CGU to the recoverable amount of that CGU as measured by discounting the expected future cash flows using a value in use approach.
The cash flow projections include specific estimates for seven years and a terminal growth rate thereafter. The key assumptions used in the estimation of the recoverable amount for each CGU include a pre-tax discount rate of 16% and terminal growth rate of 10%. The discount rate was estimated based on a range of historical industry weighted average cost of capital and then applied to the operating CGU based on management’s discretion and expertise. The terminal growth rate was determined based on management’s estimate of long-term compound annual growth rates. Forecasted cash flows are estimated by considering past experience such as revenue and expenditures that would both respectively increase based on inflationary measures, estimated loan origination and volume growth, and expected future and current factors affecting the industry.
No impairment charges to goodwill or indefinite-life intangible assets were recorded in the year ended December 31, 2021.

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

25.	Investment accounted for using the equity method
On April 16, 2021, the Company completed its initial strategic investment (the “
Initial Investment
”) in Coinsquare, a digital asset trading platform, pursuant to which Mogo has acquired
6,450,607 Coinsquare common shares, representing 19.99% ownership interest in Coinsquare, for total aggregate consideration of $55,359, comprising of a cash payment of $27,396 and the issuance of 2,807,577 Common Shares valued at $27,963 to Coinsquare and certain selling shareholders of Coinsquare. The transaction also included:

☐
a right for Mogo to purchase 3,223,690 Coinsquare common shares from certain selling shareholders at $8.29 per Coinsquare common share (the “
Call Option
”), whereby Mogo has an option to pay the purchase consideration fully in Common Shares.

☐
a right for these certain selling shareholders to require Mogo to purchase 3,223,690 Coinsquare common shares (the “
Put Option
”), whereby the Call Option and Put Option are subject to certain exercise conditions, and whereby the exercise of either one of the Call Option or the Put Option results in the immediate expiry of the another
.

☐
the issuance of a warrant to Mogo to acquire
 7,240,665 additional Coinsquare common shares through treasury at an exercise price of $8.29 per warrant, subject to certain conditions and payable by Mogo at least 50% in cash and the remainder in Common Shares (the “
Coinsquare Warrant
”).

On June 4, 2021, Mogo acquired an additional
5,412,222
common shares of Coinsquare which increased Mogo’s ownership in Coinsquare from 19.99% to approximately 36.74%, through two separate transactions executed on that day, specifically:

☐	the exercise of the Call Option, to acquire 3,223,690 Coinsquare common shares from certain selling shareholders, with total consideration paid through the issuance of 2,791,904 Common Shares .

☐
the purchase of 2,188,532 Coinsquare common shares from a selling shareholder pursuant to a share purchase agreement for a total consideration of 2,288,972
Common Shares that were issued in three equal tranches on June 4, July 4 and August 4, 2021 respectively.

On June 15, 2021, Mogo purchased an additional 655,644 common shares of Coinsquare from a selling shareholder which increased Mogo’s ownership from 36.74% to approximately 38.77%, for total aggregate consideration of $8,523, consisting of a cash payment of $5,000 and the issuance of 378,774 Common Shares valued at $3,523. This transaction include
d
 a right for Mogo (the “
New Call Option
”) to purchase addition 1,100,000 Coinsquare shares under certain conditions, at an exercise price of $13.00 per Coinsquare common share. The New Call Option expired fully unexercised on October 13, 2021.
The Company’s initial 19.99% position in Coinsquare and subsequent investments are accounted for using the equity method in the consolidated financial statements, effective as at the date of the Initial Investment on April 16, 2021, as Mogo participates in all significant financial and operating decisions of Coinsquare, even though it held just under 20% of the voting rights. Therefore, the Company has determined that it exerted significant influence over Coinsquare as at that date.
The Company determined that the Call Option, Put Option, Coinsquare Warrant and New Call Option are classified as derivative financial instruments on the consolidated statement of financial position, fair valued using the Black-Scholes valuation model at initial recognition, and subsequently remeasured to fair value as at each reporting date. Any change in the fair value of these derivative financial instruments is recognized to revaluation gains (losses) in the consolidated statement of operations and comprehensive loss.

F-4

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

25.	Investment accounted for using the equity method (Continued from previous page)

The following table shows an allocation breakdown of the total $55,359 Initial Investment between the
19.99
% investment, the Call Option, the Put Option and the Coinsquare Warrant, and further reconciles the total revaluation gains (losses) recognized on the derivative instruments for the year ended December 31, 2021:

	Initial recognition date	Initial fair value on recognition	Call/Put Option fair value at exercise	Value at December 31, 2021	Revaluation (gains) losses

Initial 19.99% investment	16-Apr-21	45,024	n/a	45,024	—
Call Option	16-Apr-21	3,931	5,513	—	(1,582)
Put Option	16-Apr-21	(5,696)	—	—	(5,696)
Coinsquare Warrants	16-Apr-21	12,100	n/a	7,866	4,234

Total - Initial Transaction		55,359	5,513	52,890	(3,044)
New Call Option	15-Jun-21	1,256	n/a	—	1,256

Total revaluation gains					(1,788)

Immediately prior to the exercise of Call Option on June 4, 2021, the Company fair valued its Call Option and Put Option to $5,513 and $nil respectively, and recorded revaluation gains of $1,582 and $5,696 respectively on these instruments in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2021. The exercise of Call Option resulted in the immediate expiry of the Put Option, accounted for through a derecognition of the Call Option and Put Option derivative assets from the consolidated statement of financial position and a corresponding increase to the investment in Coinsquare.
The fair value of the Coinsquare Warrant, Call Option, Put Option and New Call Option were estimated using the Black-Scholes option pricing model with the following assumptions:

As at December 31, 2021
Risk-free interest rate	0.4%
Expected life	0.5 years
Expected volatility in market price of shares	71%
Expected dividend yield	0%
Expected forfeiture rate	0%

F-

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

25.	Investment accounted for using the equity method (Continued from previous page)

The following table summarizes the fair value of net assets and the Company’s share of net assets acquired:

As at December 31, 2021

Current assets	109,005
Non-current assets	51,214
Current liabilities	(60,381)
Non-current liabilities	(32,904)

Net assets	66,934

Company’s share of net assets - 38.77%	30,176
Intangible assets	24,596
Deferred tax liabilities	(4,151)
Goodwill	53,200

Carrying amount of interest in associate	103,821

April 16, 2021 to December 31, 2021

Revenue	36,518

Net income from continuing operations (100%)	7,710
Post-tax loss from discontinued operations (100%)	(24)
Other comprehensive loss (100%)	(52)

Total comprehensive income (100%)	7,634
Company’s share of total comprehensive loss	(278)

Initial investment in Coinsquare	45,026
Step up investments in Coinsquare	59,073

Total investments in Coinsquare	104,099
Share of loss in associate	(278)

Carrying amount of equity accounted investment	103,821

Mogo’s share of:
Net income from continuing operations	1,211
Post-tax loss from discontinued operations	(4)
Other comprehensive income	(20)
Amortization of intangible assets	(1,772)
Amortization of deferred tax liabilities	307

Total other comprehensive loss	(278)

F-

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

26.	Fair value of financial instruments
The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing
risk. Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

☐	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

☐	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.

☐	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a)	Valuation process
The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.
The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.
The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

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2

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

26.	Fair value of financial instruments (Continued from previous page)

(b)	Accounting classifications and fair values
The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the year ended December 31, 2021 and December 31, 2020, there has not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
December 31, 2021	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		18,088	—	—	18,088	1,785	—	16,303	18,088
Derivative financial assets	25	7,866	—	—	7,866	—	—	7,866	7,866

		25,954	—	—	25,954

Financial assets not measured at fair value
Cash and cash equivalent		—	69,208	—	69,208	69,208	—	—	69,208
Loans receivable – current	4	—	65,397	—	65,397	—	65,397	—	65,397
Loans receivable – non-current	4	—	248	—	248	—	—	232	232
Other receivables		—	2,112	—	2,112	—	2,112	—	2,112

		—	136,965	—	136,965

Financial liabilities measured at fair value
Derivative financial liabilities	16	12,688	—	—	12,688	—	12,688	—	12,688

		12,688	—	—	12,688

Financial liabilities not measured at fair value
Accounts payable and accruals		—	—	20,783	20,783	—	20,783	—	20,783
Credit facilities	13	—	—	44,983	44,983	—	44,983	—	44,983
Debentures	14	—	—	39,794	39,794	—	39,794	—	39,794

		—	—	105,560	105,560

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3

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

26.	Fair value of financial instruments (Continued from previous page)

(b)	Accounting classifications and fair values (Continued from previous page)

		Carrying amount				Fair value
December 31, 2020	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		18,445	—	—	18,445	—	154	18,291	18,445

		18,445	—	—	18,445

Financial assets not measured at fair value
Cash and cash equivalent		—	12,119	—	12,119	12,119	—	—	12,119
Loans receivable – current	4	—	54,978	—	54,978	—	54,978	—	54,978
Loans receivable – non-current	4	—	1,135	—	1,135	—	—	1,064	1,064

		—	68,232	—	68,232

Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	7,843	7,843	—	7,843	—	7,843
Credit facilities	9	—	—	37,644	37,644	—	37,644	—	37,644
Debentures	10	—	—	40,658	40,658	—	40,658	—	40,658
Convertible debentures	11	—	—	8,751	8,751	—	8,751	—	8,751

		—	—	94,896	94,896

(c)	Measurement of fair values

(i)	Valuation techniques and significant unobservable inputs

The Company has been closely monitoring developments related to
COVID-19,
including the existing and potential impact on its investment portfolio. As a result of the ongoing and developing
COVID-19
pandemic and its resulting impact on the global economy, the Company believes that there is increased uncertainty to input factors on fair value of our Level 3 investments, including revenue multiples, time to exit events and increased equity volatility.

F-5
4

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

26.	Fair value of financial instruments (Continued from previous page)

(c)	Measurement of fair values (Continued from previous page)

(i)	Valuation techniques and significant unobservable inputs (Continued from previous page)

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the consolidated statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio:
Equities - Unlisted
•  Price of recent investments in the investee company

•  Implied multiples from recent transactions of the underlying investee companies

•  Offers received by investee companies

•  Revenue multiples derived from comparable public companies and transactions

•  Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events
•  Increases in revenue multiples increases fair value

•  Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

•  Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value
Loan receivable – non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing of cash flows • Discount rate 12%	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value
Derivative financial assets	• Option pricing model	• Equity stock price and volatility	• Increase in equity stock price and volatility will increase fair value

F-5
5

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

26.	Fair value of financial instruments (Continued from previous page)

(c)	Measurement of fair values (Continued from previous page)

(i)	Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at December 31, 2021 and 2020 and classified as Level 3:

	December 31, 2021	December 31, 2020
Balance of Level 3 investments, opening	18,291	20,691
Additions	3,555	150
Disposal	(9,272)	—
Unrealized exchange loss	(90)	(247)
Realized gain on investment portfolio	4,120	—
Unrealized gain (loss) on investment portfolio	(301)	(2,303)

Balance of level 3 investments, end of period	16,303	18,291

(ii)	Sensitivity analysis
For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
December 31, 2021	Adjusted market multiple (5% movement)	920	(920)
December 31, 2020	Adjusted market multiple (5% movement)	937	(937)

F-5
6

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

27.	Nature and extent of risk arising from financial instruments
Risk management policy
In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counter-party
to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these consolidated financial statements.
The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on-going
credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.
The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.
The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third-party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

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Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

27.	Nature and extent of risk arising from financial instruments (Continued from previous page)
The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 14 for further details.

($000s)	2022	2023	2024	2025	2026	Thereafter
Commitments - operational
Lease payments	1,308	1,297	1,206	1,240	1,255	1,472
Trade payables	6,260	—	—	—	—	—
Accrued wages and other expenses	14,523	—	—	—	—	—
Interest – Credit facilities (Note 13)	3,644	3,644	3,644	1,822	—	—
Interest – Debentures (Note 14)	2,952	1,502	—	—	—	—
Purchase obligations	1,052	—	—	—	—	—

	29,739	6,443	4,850	3,062	1,255	1,472

Commitments – principal repayments
Credit facility (Note 13)	—	—	—	44,983	—	—
Debentures (Note 14)	2,705	19,717	18,953	—	—	—

	2,705	19,717	18,953	44,983	—	—

Total contractual obligations	32,444	26,160	23,803	48,045	1,255	1,472

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Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

27.	Nature and extent of risk arising from financial instruments (Continued from previous page)
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments that could be affected by market risk include cash, investment portfolio, credit facilities, debentures, derivative financial assets and derivative financial liabilities.
Interest rate risk
Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The Credit facility does not have a LIBOR floor. As at December 31, 2021, LIBOR is 0.11% (December 31, 2020 – 0.34%). A
50-basis
point change in LIBOR would increase or decrease credit facility interest expense by $225.
The debentures have fixed rates of interest and are not subject to interest rate risk.
Currency risk
Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $32,196.

(‘$000 in US$)	December 31, 2021	December 31, 2020
Cash	29,032	107
Investment portfolio	9,954	6,171
Derivative financial liabilities	(10,008)	—
Debentures	(4,792)	(5,105)

Other price risk
Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risks or currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market. Our investment portfolio comprises of non-listed
closely held equity instruments which have minimal exposure to market prices. The valuation of our investment portfolio is conducted on a quarterly basis.

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Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

28.	Equity

(a)	Share capital
The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no
par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.
As at December 31, 2021, there are 76,390,043 Common Shares and no preferred shares issued and outstanding.
During the year ended December 31, 2021, the Company completed the sale of 1,524,759 Common Shares as part of an ATM arrangement conducted under a prospectus supplement to the Company’s base shelf prospectus dated December 5, 2019. After deducting transaction costs, the net proceeds to the Company was $16,804.
On February 24, 2021, the Company completed the sale of 5,346,536 Common Shares. The aggregate gross proceeds to the Company were approximately US $54,000

(CAD $67,718).
 After deducting transaction costs, the net proceeds to the Company were
US $49,700

(CAD 62,833).
On December 13, 2021, the Company completed the sale of 6,111,112 Common Shares. The aggregate gross proceeds to the Company were approximately US $27,500

(CAD 35,175).
 After deducting transaction costs, the net proceeds to the Company were
US $25,300

(CAD 32,555).

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Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

28.	Equity (Continued from previous page)

(b)	Treasury share reserve
The treasury share reserve comprises the cost of Common shares held by the Company. At December 31, 2021, the Company held 303,816
of its own Common Shares in reserve
(December 31, 2020 - nil).

(c)	Options
The Company has a stock option plan (the “
Plan
”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common shares issued and outstanding of the Company and ii) 3,800,000
. As a result of a business combination with Difference Capital Financial Inc. completed on June 21, 2019, there are an additional options issued , which were granted pursuant to the Company’s prior stock option plan (the “
Prior Plan
”). As at December 31, 2021, there are
97,000
 of these options outstanding that do not contribute towards the maximum number of Common Shares reserved for issuance under the Plan as described above.
Each option converts into one Common Share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.
A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
Balance, December 31, 2019	3,697	—	4.05	2,833	4.12
Options granted	1,988	1.45	2.47	—	—
Exercised	(276)	—	1.59	—	—
Forfeited	(432)	—	2.86	—	—

Balance, December 31, 2020	4,977	—	3.07	2,965	3.47
Options granted	5,410	4.76	7.47	—	—
Exercised	(810)	—	1.77	—	—
Forfeited	(653)	—	6.24	—	—

Balance, December 31, 2021	8,924	—	4.64	3,036	3.93

The above noted options have expiry dates ranging from March 2029 to December 2029.
Options granted during the year ended December 31, 2021 include 1,260,000 performance-based options granted to employees where vesting of these options is dependent on certain performance criteria being met and 366,343 equity-settled share-based payment awards of the Company issued to employees of Moka in connection with the acquisition of Moka.

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Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

28.	Equity (Continued from previous page)

(c)	Options (Continued from previous page)

Options granted during the year ended December 31, 2021 include 17,500 options granted to non-employees
(2020 - 150,000). These options measured at the fair value of corresponding services received, rather than using the Black-Scholes option pricing model.
On June 10, 2020, Mogo modified the exercise price of 1,394,425 outstanding options previously granted to its employees to $1.56. During the year ended December 31, 2020, the incremental modification expense arising from the repricing of these options was $397.
On December 23, 2021, Mogo modified the exercise price of 1,413,282 outstanding options previously granted to its employees to $4.42. During the year ended December 31, 2021, the incremental modification expense arising from the repricing of these options was $530.
With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2021	For the year ended December 31, 2020
Risk-free interest rate	0.58% - 1.46%	0.32% - 0.39%
Expected life	5 years	5 years
Expected volatility in market price of shares	84% - 87%	72% - 77%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three-four year period. On September 30, 2021, the Company granted performance-based stock options that vest monthly over a two year period starting January 1, 2022.
Total share-based compensation costs related to options, replacement awards, and RSUs for the year ended December 31, 2021 were $10,838 (2020 - $1,371). Refer to Note 24 for further details on replacement awards.

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2

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

28.	Equity (Continued from previous page)

(d)	Restricted share units
RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one Common Share. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors.

When an RSU fully vests, the holder will receive a Common Share.
 The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.
Details of outstanding RSUs as at December 31, 2021 are as follows:

Number of RSUs (000s)
Balance, December 31, 2019	141
Converted	(59)
Expired	(5)

Balance, December 31, 2020	77
Converted	(30)
Expired	(5)

Balance, December 31, 2021	42

(e)	Warrants

	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
Balance, December 31, 2019	1,196	2.96	598	2.96
Warrants granted	4,829	1.98	—	—
Warrants exercised	(990)	2.03	—	—

Balance, December 31, 2020	5,035	1.80	4,386	1.88
Warrants granted	573	11.25	—	—
Warrants exercised	(3,618)	1.76	—	—

Balance, December 31, 2021	1,990	4.60	1,757	5.04

The 1,990,231
 warrants outstanding noted above have expiry dates ranging from December 2022 to June 2025 and do not include the stock warrants accounted for as derivative financial liabilities discussed in Note 16.
On October 7, 2020, Mogo issued 4,479,392 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Debenture Warrant. The Debenture Warrants are exercisable at any time until
December 31, 2022. As at December 31, 2021,
3,617,737 Debenture Warrants (2020
–
990,427) with a cash proceed of $6,375 (2020 – $2,011) were exercised into Common Shares. Refer to Note 14 for additional details.

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3

Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

28.	Equity (Continued from previous page)

(e)	Warrants (Continued from previous page)

In connection with a marketing collaboration agreement with Postmedia Network Inc (“
Postmedia
”). dated January 25, 2016 and amended on January 1, 2018 and January 1, 2020 effective until December 31, 2022, Mogo issued Postmedia a total of 1,546,120 warrants, of which 1,312,787 have been exercised as at December 31, 2021 for cash proceeds of $1,696. The remaining warrants will vest in equal installments until December 31, 2022. Subsequent to an amendment entered into on June 3, 2020, the exercise price of the warrants was reduced to $1.29. Under the agreement, Postmedia also receives a quarterly payment of $263.
Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as derivative financial liabilities. Refer to Note 16 for more details.
During the year ended December 31, 2021, the Company also issued 572,883 warrants in connection with broker services rendered on the offering.
The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2021	For the year ended December 31, 2020

Risk-free interest rate	0.25% - 0.95%	0.32% - 0.39%
Expected life	3 - 3.5 years	3.5 - 7 years
Expected volatility in market price of shares	93% - 102%	50% - 77%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

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Mogo Inc.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except per share amounts)
For the years ended December 31, 2021 and 2020

29.	Cash flow changes from financing activities
Details of changes in financing activities for the year ended December 31, 2021 are as follows:

			Non-cash changes
	January 1, 2021	Cash flows	Conversion/ Other	Foreign exchange	Fair Value/ Amortization	December 31, 2021
Share capital	106,730	121,238	164,660	—	—	392,628
Lease liability	4,336	(660)	272	—	—	3,948
Credit facility	37,644	7,339	—	—	—	44,983
Debentures	40,658	(2,053)	(49)	(14)	1,252	39,794
Convertible debentures	8,751	—	(8,751)	—	—	—

Total	198,119	125,864	156,132	( 1 4)	1,252	481,353

Details of changes in financing activities for the year ended December 31, 2020 are as follows:

			Non-cash changes
	January 1, 2020	Cash flows	Conversion/ Other	Foreign exchange	Fair Value/ Amortization	December 31, 2020

Share capital	94,500	2,568	9,662	—	—	106,730
Lease liability	5,208	(444)	(428)	—	—	4,336
Credit facility	76,472	(39,050)	—	—	222	37,644
Debentures	44,039	(399)	(3,175)	(116)	309	40,658
Convertible debentures	12,373	—	(4,265)	—	643	8,751

Total	232,592	(37,325)	1,794	(116)	1,174	198,119

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